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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript for a series of video excerpts from a discussion session with HP employees led by Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer. The video excerpts and this transcript are posted on HP's internal web site.


TOWN HALL TRANSCRIPT

CARLY ANSWERS EMPLOYEES' QUESTIONS ON PROPOSED MERGER WITH COMPAQ

Extended video excerpts and the accompanying transcript of CEO Carly Fiorina's January 23 Town Hall meeting with employees are available on [HP's internal web site] as a follow-up to the article, "CARLY ANSWERS HARD QUESTIONS," published January 29 [on HP's internal web site and filed by HP with the Securities and Exchange Commission on January 30, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934].

Read "CARLY ANSWERS HARD QUESTIONS" for complete coverage of the meeting including a summary of the Q&A session.

Key topics and the approximate running time are listed for each video excerpt.

        -> CARLY'S OPENING COMMENTS (13:10)
        -> REINVENTION, ORGANIZATION STRUCTURE (6:10)
        -> EXECUTING ON OUR STRATEGY, CULTURAL DUE DILIGENCE (5:57) -> DIVERSITY, WORK/LIFE BALANCE (6:06)
        -> DECISION PROCESS, COMMUNICATION (10:15)
        -> ROLE OF TECHNOLOGY COUNCIL, CTOS (5:52)
        -> RETENTION BONUSES, PC BUSINESS (6:43)
        -> LISTENING TO FEEDBACK, LAYOFFS (8:30)
        -> SOLUTION SELLING, CULTURAL INTEGRATION (8:43)
        -> CUSTOMER FOCUS, INTERNAL DISTRACTION (4:01)
        -> EMPLOYEE SUPPORT, LIVING UP TO OUR POTENTIAL (8:04)

The transcript for the video excerpts is below.

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CARLY: Good morning! How's everybody. Wow! This is theater in the round. Great.

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Well, thank you all for coming, first of all, and happy New Year to all of you.
I understand you were carefully selected to be a cross representation of HP and also to be the kind who would be brave enough to ask all the really hard questions.

So you need to be brave enough to ask all the really hard questions because if you don't ask them, then all of your colleagues who were not selected to be here won't get the answers that they're looking for. So think of it as an obligation that you have to the rest of your colleagues at HP.

Before I open it up to your questions, though, because what I'd really like to do is spend most of our time on your questions, I want to kind of go back a little ways and remind you of two things that I said when I first came to HP. Now there are lots of things I first said when I came to HP, many of which you may not remember, which would be okay. But I hope you remember two things in particular. One was I talked about being on a journey, and the fact that what we were going through as a company was a journey. And the other thing I talked a lot about at the time was living up to our potential.

And the reason I'd like to start with both those things is because I think they're very relevant to our merger with Compaq. This is a company that has been through many journeys and many cycles of change, if I can call it that. I don't how many of you know but today is, not today, this month is the 60th anniversary of the audio oscillator. And think about how far this company has come from the audio oscillator to the Superdome.

About three years ago, almost three years ago to this month, the HP Board of Directors made a very important decision which began another cycle of change. And that very important decision was to spin out Agilent Technologies. Initially the spin out of Agilent Technologies was a controversial decision. It was a traumatic decision. But, at the same time that the board decided to spin out Agilent Technologies, the board also made a couple of other very important strategic choices.

And for the last two-and-a-half years that I've been here, the board and the management team have reaffirmed those strategic choices over and over and over. And I want to go back and remind you of what those were and are because they define the journey that we're on, and they also indicate or help us understand that the Compaq merger is the culmination of a process. It's not the beginning of a process. It's the end of a process in many ways.

So what couple of really important decisions did the board reaffirm three years ago and reaffirm over and over again? One,

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that we have to keep this portfolio together. That keeping imaging and printing and computing and professional services together is important. We could make other choices. By the way, every other option that any of our critics have suggested we've looked at more than once.

And the reason we are so convinced we have to keep this portfolio together is because we are as a leader in imaging and printing, as the leader in imaging and printing, we are a category creator; that's how you stay a leader. Others follow us, but you stay a leader by creating new categories which insure ongoing top-line and bottom-line growth. If you want to be a leader for the next five years, the next 10 years, not just the next 12 months, you don't milk businesses; you invest in them.

And so our growth engines in imaging and printing going forward, just to name two, are digital imaging and digital publishing.

But importantly, digital imaging requires all the capabilities of this firm. It requires, yes, the great people in imaging and printing, but it requires the great people in HP Labs -- it requires software expertise, network management expertise, computer infrastructure expertise. The reason we can do things in digital imaging that nobody else can do is because we have the full portfolio of this company.

Digital publishing is another example. Remember that we [announced the Indigo acquisition] the same week that we announced the Compaq merger, and digital publishing is a huge growth opportunity going forward.

But to get at digital publishing -- in addition to print engines and ink and toner -- you need servers, and storage, and software, and professional services. Because digital publishing, just like digital imaging, is about content transformation, not just printing. So we've got to keep the portfolio together.

The second very important decision that we made three years ago and we keep reaffirming over and over again is we're going to be both a consumer company and a business company. That it is important to lead in both spaces. And by the way we're very unique as a technology company in being able to lead in both spaces.

The third choice we made is that we have to participate to lead given the changes that are going on in the industry, given the changes in our customers requirements, given our unique capabilities. We believe we have to participate at that intersection of always-on Internet infrastructure, of intelligent


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connected devices and environments, and of useful e-services. And that should be familiar as well.

And having reaffirmed those three fundamental decisions over and over and over, and understanding that for example being an always-on Internet infrastructure has huge implications for us as we think about moving more and more to open architectures and industry standard-based platforms. It has huge implications for how we manage networks, the kinds of software capabilities we invest in, what we need our professional services capabilities to be.

Having reaffirmed those decisions in the last two and half years, and having considered every alternative, every alternative that our opposition has suggested -- and a bunch of others they didn't -- the board of directors and management team of this company are convinced that this is the best alternative to accelerate our ability to execute on this strategy. It is not a new strategy. It is the same strategy.

But remember I also talked a lot when I first came here about speed, the importance of speed. If you have an opportunity to execute on a strategy faster or slower, which do you pick? Faster. Why? Because this is an industry that is moving more and more quickly, and our customers' requirements are changing more and more quickly.

So fundamentally what this merger is about is we can get to the place we have been aiming towards faster, more effectively, more profitably, as a stronger company. We can reach the destination faster, more successfully, more effectively, and more profitably.

That's not to say that this merger doesn't have risks -- it does. That's not to say that there aren't challenges -- there are. But just because something is hard doesn't mean it can't be done. Just because something is hard doesn't mean it shouldn't be done. Frequently when it's hard not everyone will try it, and that is what leadership in the end is all about. Leadership is all about the separation of the strong from the less strong. Leadership is all about those people who have the capability to get something done that not everyone could get done. And that ultimately is what this company is all about. It's what this company has always been about.

Now I'm going to give you a two-minute warning because in about two minutes I'm going to stop talking and then you have to ask all those hard questions, okay?

In this journey that we're on, a journey that is about leadership, a journey that is about building the strongest

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company we can, a journey that is about a recognition that there is no escaping the need to be competitive in every conceivable way. In this journey that we're on, we did not ask for a proxy fight; we did not anticipate a proxy fight. But now that we are engaged in a proxy fight, it is important for us to always set the record straight because this is too important to our customers, to our employees, to our shareowners, to have the record be wrong.

And when I say set the record straight, what I mean is when our opposition or our critics lay out misleading facts about this merger, then we have to correct those facts. When our opposition attacks the credibility or the process of our board of directors, we have to set the record straight.

And when our opposition asks shareowners to substitute a single person's judgment for the judgment of an experienced board of directors and management team, then the relevant business experience of that individual has to be part of the fact base.

In the end this is not about any individual. This isn't about me. This isn't about Walter. This isn't about David. This isn't about an individual. What it is about is building a company. And the hard work of building a company has to go on day in, day out, year in, year out. Nobody gets a pass if as a company you're going to survive, and nobody gets a pass for sure if as a company you're going to lead. That's what this is about.

We can talk a lot about integration if you'd like. The integration is hard, challenging, but we can do it and we are executing.

Okay, two minutes are up. It's your turn. Who wants to ask the hard questions, and trust me, someone has asked it before, so it's okay. Yes. There's a mic right there because that way people who are in other locations can hear you better.


[EMPLOYEE Q1]: Hi, Carly. My name is [employee name]. I work in BCO. You talked about being at the intersection of all the different technologies and being able to offer all of those technologies to our customer base in the marketplaces. Can you talk a little bit about reinvention? Two years ago we did reinvention and it was a major activity within the company. Do you still see the ideals of reinvention carrying forward with the merger, beyond the merger?

As we have been announcing parts of the organization I have seen more of a verticalization of three or four major sectors, but I don't see at least organizationally, and that's just only one

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dimension obviously, but I don't see the concepts of an organization that can take all the products that we can offer to the specific segments of customers. So how do you see reinvention holding up with the merger?

CARLY: I'm only laughing because I'm getting a lot of head nodding over here.

So first let me say that I know it's frustrating when we have really at this juncture only one level of the organization announced and a lot of guessing about everything else. And part of that, a large part of that, is the fact that we simply are unable to share a lot of information until we are prepared to have that information be made broadly available publicly, and we can't do that until we get through the regulatory process.

So, I understand it's frustrating, but to answer your question specifically, first of all I talked about a journey. I think reinvention is never over. So it's not like reinvention was an interesting buzzword and now we're going to forget about it. The reality is that, the reason reinvention is never over is, it's the same thing I've said all along, the day a company stops [growing] is the day a company starts to die. The world that we have to compete in is constantly evolving and changing, and therefore we must as well. And to be a leading company, the truth is, we have to change in front of the market, not behind the market.

But specifically to your question, there are a couple of key principles that we established in reinvention that have served us well and that we are going to stick to. Principle number one: Total customer experience is important. It's really important to have good products. It's really important to have leading technology, but it's not enough. And all of our experience and our data tells us it's not enough.

And so total customer experience, the fact that we need to understand it, we need to measure it, we need to hold people accountable for it, and we need to deliver it, those are things that we will continue to do in the new organization.

The second principle that was important was that we want to be able to provide one face to the customer so that we can deliver to the customer the value of this total portfolio; that principle will be preserved.

Third principle: In addition to being able to have one face to the customer and understand and deliver a holistic total customer experience, we also need appropriate specialization. So what that means is when a customer says, you know what, I really need

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to get down and dirty on storage and how this particular product racks up against this one, we've got to have people who are able to take a deep dive. So you've got to get the right blend of one face to the customer and specialization.

The fourth very important principle, or maybe I should call it a habit, is we've learned, I think, we still have some ways to go, but we've learned how to collaborate better inside the company. And we've learned that collaboration and sharing, sharing processes, sharing in some cases organizational capabilities, is an important principle if you're going to couple one face to the customer, and leveraging the whole portfolio with specialization.

So specifically what I mean by that is we will have go-to-market organizations that are hosted in the businesses that you now see described at the top level. But that doesn't mean they belong to those businesses. We will have a consumer organization, a business organization, a commercial organization whose job it is to present one face to the customer. And that capability has to be shared by all of the businesses.

I guess a fifth principle that we established that we will adhere to is that we are always seeking to drive decision making as close to the customer as possible. So that we have people that face the customer every day, whether they're sales people, or support people, or services people, or technical specialists, who have the accountability and the authority to respond. Because that increases our speed and it increases customer satisfaction and total customer experience. We know that.

So all of those principles are vital, will remain in place, and, so don't assume that because what you see right now is the top level of an organization structure, that our go-to-market motions are separate for each of our organizational units; not the case. I hope that's helpful. I can't lay out the whole org chart, but I'm trying to be as explicit as I can be.

[EMPLOYEE Q2]: My name is [employee name], I'm with enterprise workforce development. And five to six months ago you launched, you, we launched, the make-the-connection communications for our make-the-connection strategy. So can you speak, Carly, to how the merger helps us execute upon the make-the-connection strategy.

CARLY: Well, I think, I guess the best way to answer that question is to remind you of something else I said early on. Remember, I don't know, hopefully some of you remember me saying this: Acquisitions are tactics not strategy. Remember me saying that?

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Now this is a big hummer tactic. But it is a tactic. And what I mean by that is acquisitions, mergers, have to be driven by strategy. They can't create strategy. And so fundamentally, whether it's make-the-connection, or total customer experience, or planetary computing, or digital publishing, I mean you name any aspect of our strategy that we have spent literally two-and-a-half years honing, refining, understanding, what this merger is about is helping us execute those strategies more effectively. And it is true in make-the-connection as well.

Now that is not to say that there won't be things that change -- there will be things that change. There will be things that change. In some cases those things that change will be initially uncomfortable. Let me give you an example and it's the old saying, "Every coin has two sides."

We have completed and perhaps some of you participated in it, we've completed, just completed a process that we call "cultural due diligence." Bear with me, this is relevant.

Cultural due diligence, a lot of employees have asked: Well, you know, bringing two cultures together is really important, how are we going to deal with it? And it is true when you look at mergers that have worked and mergers that have failed the thing you learn over and over again is you have to deal with cultural integration with the same discipline that you deal with product line integration. So we are.

And what cultural due diligence was all about was gathering data that tells us what's it really like inside HP, and what's it really like inside Compaq. And culture is about more than core values or corporate objectives. Culture is about habits and how people get work done, and style, and all of those things.

So, one of the things we found out in cultural due diligence, I thought some of you might have been engaged in the process because we did about 180 focus groups of about 1,600 employees, but one of the things we found out is that HP employees tend to look to the past for guidance. Compaq employees tend to look to the future.

Another example: HP employees tend to be very process oriented and we make very thorough decisions but we make them slowly. Compaq people tend to be much less process oriented. In fact they don't like process in many cases, but they make decisions much more quickly.

Now if you think about those two examples I just gave, both of those examples could cause us to kind of fly by each other and

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frustrate each other. On the other hand both of those at the other side of the coin, both of those examples represent opportunities for huge leverage. Because you know what? Inside HP we also have to look to the future in addition to looking to our past. And inside HP it's great that we're process oriented, but we've got to get faster.

So all of that is to say that in addition to a merger being a tactic around business strategy, I also have thought about this merger as a tactic in cultural strategy. The same things, the catalyst, the changes we have needed to make culturally as a company, are changes that will be accelerated by this combination.

Will our core values stay our core values? Absolutely. They are timeless. I said that the day I walked in the door, and it will be true for as long as this company's in existence.

Are our corporate objectives sound? Absolutely. They're common sense. Who wouldn't want corporate objectives like profit and customers and contribution? But it is also true we have to get faster. It is true that we also have to look to the future because the past gives you many lessons, but not all.

So, short answer, does it help us in terms of the connections? Yes. Long answer, I and the management team and the board would not have undertaken this if we thought it was a detour. You only undertake it, as challenging as it is, if you think it is an accelerator on a set of decisions that you've already made and a set of changes you already know you need to make.

[EMPLOYEE Q3]: Good morning, my name is [employee name]. And my question relates to culture and what we choose to bring forward on our journey.

HP has a long legacy of recognizing the whole person and providing support for work/life concerns, and employees have traditionally brought their whole person to work. I'd like to know your thoughts about these topics and the new company, and how you would frame them for those of us who are managers or are making HR policy and programs.

CARLY:  Okay, great question.

So one of the things that I believe really deeply is in the power of diversity. Now why do I start there? I start there because the power of diversity is all about creating an environment where everyone can bring their whole self to work.

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I think it's vital that people bring their whole selves to work, and I base that on, not on sentiment -- although it's the nice thing to do and the right thing to do -- but I do it based upon business experience. When you have people who are engaged totally in what they're doing, engaged mentally, engaged emotionally, have the foundation of the rest of their lives in a place where it fits with their work life, who are accepted in the workplace for who they are based upon their contribution, not based upon their style. When you get that kind of environment, then you get the best people have to offer.

When you constrain people, when they feel as though they can't reveal all of themselves, when they feel as though, you know, if I express myself this way, people won't hear me, so I better kind of fit in. That's when you lose contribution. And ultimately a company's success is based upon the value of its contributions of its people, period.

So bringing the whole person to work, what that means with regard to diversity, and what that means with regard to people feeling as though this is a place that can handle their work/life balance issues, those are fundamental foundations to business success, period. Always will be in my mind.

One of the, I don't mean to get too philosophic here, but I think there have been many lessons in some of the great business myths of our time. We have so many examples today of where the conventional wisdom and the popular opinion is wrong. The dot-com boom was the one example where everyone said, it's never coming to an end. I mean, yes, Ariba is worth more than General Motors. Profit really doesn't matter anymore. I mean that was the conventional wisdom. It was all wrong.

Think about the conventional wisdom, the popular view of Enron, think about the reality. The reason I bring those things up is because those are examples that feel far afield, but those are examples, I think, of the destructive power of group think, where everybody starts to think alike. And you don't have enough people saying, wait a second, why is it this way?

And to me group think can kill a company faster than anything else. And that is why it's vital that we have diversity in all its forms. Diversity of thought, diversity of style, diversity in its classic sense, because what we can't do is become a set of group thinkers.

By the way, the HP Way has never been about group think, although there are some people who confuse it with group think. The HP Way is not a secret handshake. It's not about us all doing things the same way.

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By the way, imagine the poor people of Compaq. They read some of this stuff and think, oh my God, what is the HP Way exactly? I mean, do I have to know some special sign? Do I get a secret ring? What is it?

So I hope I've answered your question. Now the last thing I'll say is about work/life balance because I think sometimes that gets confused for people, too.

Everyone has their own sense of work/life balance. For some people the balance point is very different than for other people. My sense of work/life balance may not be yours. I mean I don't have any right now, but that's a whole different matter, as my husband frequently reminds me on the rare occasions that he sees me lately.

And a company has to be able to support all kinds of choices about work/life balance. But there are consequences to choices. And people have to be able to deal with that as well. And I think sometimes people confuse work/life balance to mean I get to make whatever my choice is on work/life balance and there are no consequences to that choice. And that isn't true either.

So I hope I've answered your question.

[EMPLOYEE Q4]: Hi, I'm [employee name], and I'm in the operating environment operation for UNIX servers. So I want to bring back up two things that you mentioned I thought were important. One of them was making our decision based on the opinion of an individual versus the opinion of a group, and the second is the cultural differences in how HP performs. I think that's significant because the Executive Council as a group has made decisions that have disrupted people's, their opinion of their credibility: the workforce reduction, the span of control changes, and the salary freezes, all happened in a situation that led -- I'm speaking now for those in the hall who would say can you say this to Carly -- said, it made no sense. What do they think they're doing? And therefore to trust that the decision to merge is a sensible idea is a challenge for people to trust that.

The second is in talking about the culture that HP is more process oriented and therefore slow to decide. But the key is the process orientation. I think that those play together. You've made great strides coming forward here and talking to us. Each time you do I think you explain a little more about what has been going on, and it's easier for us to get our hands around it. Specifically the pay freeze that occurred. The established process was a pay range for a year and then divide it up over

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four opportunities to give people the salary that matched their performance.
That process was disrupted by freezing it three-quarters of the way through.

So the key is communicating that if we are changing our processes, we may not be able to complete what we've been doing, and I think it's key that you address some of these issues that will reestablish trust in the executive committee that it understands the culture of HP as it is, it understands the impact of the practices that have been implemented, and that it can answer the question: What about that 25 percent, or in our labs case almost 50 percent, of our employees who were scheduled for that increase that now know they're not going to get that and they're still being paid on old pay ranges, and they don't have an answer to that question? So if you could answer process for the culture within HP and moving that forward with Compaq.

CARLY: So multi-part question there. And I'm sure you'll remind me if I forget a piece of it. So let me try and distinguish three things and respond to all three. First is a decision itself, the quality of that decision. Second is the process used to reach that decision. And the third is how that decision is communicated. And I probably ought to include in the second the process used to reach the decision and implement the decision.

So let me start with the first, and the specific examples you gave were: salary freezes, workforce reduction. Very difficult decisions, decisions that required sacrifice on the part of all of our employees. And the right decisions to have made. Would we have predicted that we would be in the most dramatic technology downturn in 40 years? No. Do we have an obligation to protect the profitability of this company during a downturn? Yes. Do we have an obligation to do those things to protect as many people as possible? Yes.

So I will not apologize for having to make a decision to freeze salaries or to cut workforce. I regret we had to make them. I know they represent hardship. We made the workforce-reduction decision as a last resort not a first resort, which is why before we got to that point in August we went through salary freezes and voluntary pay cuts and everything else to try and avoid that. But in the end there was no escaping the reality that our cost structures were not competitive.

There are times, one of the phrases that is a favorite around here that I actually like is: One size does not fit all. And there are times when decisions need to be made with hundreds of people. And there are times when decisions need to be made with tens of people. There is a time and a place for command-and-control decisions, hopefully rarely. But when a decision is very

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sensitive, when it needs to be made quickly, when it needs to be made with the utmost security because for it to get out would be damaging, and when it needs to be made in the context of a rapidly changing environment, then those are the kinds of decisions that candidly need to involve fewer people, not hundreds of people.

Now having said all that, so I believe, you may not agree with me, but I believe that we made the right decisions -- the decisions that were necessary. Painful? Absolutely, but necessary to protect this business for as many people as possible. And I also believe that the nature of the decisions and the nature of the environment we were engaged in meant that fewer people could be involved as opposed to hundreds.

Having said that I think we did not do a good job of implementing some of those decisions. I think we did not, so now I'm talking about process of implementation and process of communication. I think we did not do a good job of implementing some of those decisions or communicating some of those decisions. And those are lessons learned. We have to do things differently next time when we roll out a decision that by its nature not everyone can be involved in, we have to somehow handle differently how we get people involved in how did we get here, what does it mean, and how can you help. So, absolutely, mistakes made and lessons learned. Did I get to your points?

[EMPLOYEE Q4, CONT.]: Yes, yes. You addressed the, that as you explained that the process that HP has had may not be able to be maintained if it's a process that was a 12-month process and now we only have nine months that we've been able to use it, we're going to have to stop, and we recognize that. So yes, understanding the process culture and being able to say when processes change.

CARLY: And let me also bring it closer to home in the sense of process of decision making versus communication and implementation on this merger for example.

As you can understand the decision to acquire or merge with another company is not one that can engage hundreds of people. It can't engage hundreds of people because there's a requirement for incredible security of information. It cannot engage hundreds of people, although it needs to engage the right people because in many cases people won't have the information they need to make the right decision.

But having made a decision then we have to communicate in an effective way. And I don't think initially we communicated particularly effectively. I think we made a mistake initially in saying to people, gee, don't worry about this merger, let us worry about it and you worry about your day-to-day jobs. Well it's hard for you to stay focused on your day-to-day jobs when you feel uninformed, when you feel ignorant, when you're being bombarded by press and questions and you feel ill-prepared. And so we had to adjust, and say, wait a second, we have to be a lot more aggressive about the information we provide, not so that you're distracted, but so that in fact you can stay focused on what you have to do. So I think we learned in that process as well.

I hope some of you also remember me saying when I got here, well, someone asked me early on in my tenure, many people actually, well, you know, if you're talking about moving about moving quickly, if you're talking about being more aggressive in the marketplace, if you're talking about growing and changing and reinventing, doesn't that mean we're going to make mistakes? And the answer is, yes, it does.

And what I said at the time and what I always say is, the key is not to make the same mistake twice. But for people to assume and expect perfection is unrealistic. The key is, and you've heard me use this phrase: Look in the mirror, see the truth, speak the truth, and act on the truth. And we absolutely made mistakes. We've got to learn from them and keep going. But we can't be paralyzed by a desire for perfection because perfection is not progress. And remember as well: Forward velocity with sufficient momentum. Remember that phrase? Forward velocity with sufficient momentum. That's key in technology companies.

[EMPLOYEE Q5]: Hi, I'm [employee name]. This will be a different question for you, and this is post-merger. Can you tell us what you think the role will be of the Chief Technology Office. Will there still be a Technology Council and will its current scope expand to allow the chief technical officers to exude more operational influence in their businesses.

CARLY: Okay. So, first to the short one. There will still be a Technology Council, and I think, we are engaged right now in building, in a great amount of detail actually, the governance for the new company, and what I mean by governance is what are the forums? What are the processes? How will we interact as a company on operational issues, on strategy issues, on technical issues? What kinds of operational reviews will the CEO attend? What kinds of operational reviews will the business heads and the president have? Those kinds of things.

And in that, the reason I go there is because I think what you will see is closer and closer linkage between the Technology

Councils and the Strategy Councils, although both will continue to exist. But we're trying to get the time frames and the charters of those two councils even more closely linked because technology is the driver of strategy, and strategy is a driver of technology choices.

Secondly, I think the role of the Chief Technology Officer will be relatively the same, recognizing it's a fairly new role for us in HP, and what I mean by that is, the chief technology office and officer, and it really is a team of people, by the way.

What we're forming is a team, just as we have in HP today, a team of CTOs, most of whom are associated directly with key parts of the business who come together and talk about technology issues that are companywide in their implications, and so that structure will continue to exist, and it is the technology teams, technology office teams' job to do a couple of really important things.

One, make sure that we are focused on the key technology issues that determine our future. And that means, in my view, understanding where our biggest vulnerabilities are, technologically. Where do we have gaps that we really need to fill and understanding what the coming opportunities and challenges are going forward. And so, a great example of something that's going on in HP today that is, I think, illustrative of the role is the Chief Technology Officer and the Technology Council are helping us navigate our way around and through and among dot.net, Sun's competing version. What do we do with IBM and AOL? Those are incredibly important choices for the future of this firm, and they are not choices that can be made by a single person, or even by a single business. So that would be illustrative.

And one of the things that I'm, I guess, most excited about with this new company is this is a company that will boast a $4-plus billion R&D spend annually. That is a powerhouse technology company. But we need to make sure that we're taking advantage of that whole portfolio and that is the role of CTOs in the company.

And I guess to your last question specifically -- well, does that mean a CTO can tell a business what to do? -- is basically, what you asked.

[EMPLOYEE Q5 CONT.]:  No, no, not really.

CARLY: No, exactly, I'm turning up the contrast to make a point. You know, the most important decisions companies make are all about the seams. The things that are hard, not easy. So, is it right for an operating head, when faced with a key technology choice that has implications far beyond their business, is it right for an operating head to say, you know what? I'm an operating guy. You're a CTO. I don't need to listen, go away. No. It's wrong.

Likewise, is it right for a CTO to come to an operating head and say, you know, I don't have any empathy or caring for what your here-and-now problems are. I just want you to go off and spend a hundred million on this thing that may or may not pay off. No.

The reality is, those two have to work in collaboration. And it will be, in some cases, a contentious process that is going to have to get resolved through the power of collaboration. And there's just no easy way around that.

The truth is, most hard decisions, the ones that really distinguish between smart moves and not-so-smart moves, come as a result of collaboration and contention, and I don't think we're going to get around that.

I guess -- the last thing I'll say on this point -- we are in the process right now of completing our product line planning for the new company, and the CTOs have been deeply engaged in that process. And I think it speaks to a) collaboration, but b) influence that when you're making important things like product line choices, you'd better have an eye on, where's the future. As well as what's the current installed base and what do we want to do over the next six months. So, hope that helps. You're welcome. Yes, right in the back, because I skipped you before.

[EMPLOYEE Q6]: Hi, Carly. I'm [employee name], with the mobile computing division. And I understand the strategy. I mean, I understand this is a tactic towards accelerating our strategy. I guess I'm struggling believing in that for a couple of reasons.

You know, the executive committee, the senior leaders of the company, are being paid in cash. They're not being paid in stock to make this thing happen. They're not being paid in terms of the performance of how this company, this new, better, stronger company will perform. So, I struggle a little bit with why cash versus stock?

CARLY: Are you referring to the retention program, is that what you mean when you say cash?

[EMPLOYEE Q6 CONT.]: Correct, or the incentive to make sure the merger goes through. So, I think I struggle a little bit with that. I struggle with the fact that the PC organization's, part of an organization that I come from, is consistently referred to as sick or unhealthy and therefore we need to execute on a strategy. We need to do something, and yet, we're turning in pretty phenomenal performance, despite economic conditions. We're No. 1 in home PCs. We're consistently gaining share in notebooks. I guess I don't feel that we're so sick, and I don't think, understand quite how Compaq, buying Compaq enables us to be less sick.

CARLY: Okay. So, let me start with the paying in cash. I think what you're referring to is the retention payments, or retention program that we have put in place for about 6,000 HP people. And there's an equivalent number on the Compaq side.

Retention payments were used in the Agilent split. By the way, this isn't the first time we've used them. It's pretty standard practice that when you are engaged in a complex change that puts certain people at risk principally because they may not know what their new job will be -- and yet you need them to execute through a period of time -- that you give them special incentive to stay in place and execute and also if the day comes where they need to be severed from the payroll that they're appropriately compensated. So, that's what those cash payments are. They are balanced retention and severance, meaning they are used both to retain key people in place, as well as to appropriately compensate them, if and when the time comes that we sever them, because we've said very candidly that, you know, we have overlap in these two companies. We have two of a lot of positions. And so, in some cases, one of the people in that position will not have a position any longer in the new company, and we need to appropriately compensate them.

So, again, not the first time we've used them. We did this same thing during the Agilent split to not quite as large a number of people, because it affected less people, but nevertheless, pretty standard.

Our need to do that was also created by the fact that on the Compaq side, Compaq had -- which is, again, not uncommon -- Compaq had a set of what are called change in control provisions that were triggered if their company had a change in control. Change in control could be if someone moved to acquire them, as we did. Change in control could mean if somebody bought a lot of their stock, certain things would be triggered and those people would get money by leaving, and so we wanted to change those so that they were incented to stay.

So hopefully I've explained that. Are you okay on that? So, I think it is, frankly, a misrepresentation to say people are being asked, people are getting paid cash to stay, and are not tied to the success of this merger. That's just not an accurate representation of what we're doing.

So, the PC business has done a lot of things well. As you point out, we're the No. 1 consumer PC business. We are fastest growing in notebooks. We've done a lot of things right, and we are also losing four points of operating margin a quarter. Dell makes four points of operating margin a quarter.

So, the reality is, while we're doing a lot of things well, we are off by eight points. That's not sustainable to compete with Dell, and it turns out there are two things we need that we don't have.

We have a retail PC business model that works. But we lack direct distribution, and we lack a commercial PC business model that works. It turns out that Compaq acquired a company about a year and a half ago and invested almost a billion dollars in building a direct distribution capability, which is a business model that Dell, as you know, has perfected. And now, Compaq puts 70 -- seven, zero -- percent of their North American volume through that direct distribution capability. Dell puts 70 percent through that direct distribution capability, of commercial volume. I'm talking commercial. You know how much we put through? About 15 percent. It's not competitive.

Second thing is, Dell achieves about 70 inventory turns a quarter through that direct distribution model. Compaq, in their last quarter, just achieved 62. We achieve about 25. Not competitive.

So, the reality is, if we want a competitive PC business, we've got to take what we do well -- and there are things we do well. And, by the way, we do a better job in retail than Compaq does and than Dell does. We've got to take what we do well and we've got to put together some things that other people have spent more time, more money, and achieved greater progress than we have. That's what we've got to do. Because if we want to stay in the PC business, we have to be able to return three to five points of operating margin, quarter after quarter after quarter. And today, we don't. And while we can all look at the technology downturn and say, you know what? It was a tough time. And it was. The reality is, Dell made money all through that time. So, those are competitive realities we just can't ignore.

[EMPLOYEE Q7]: I'm [employee name]. I'm working for [inaudible]. From some of the questions, it seems that there has been a gap created between the board of directors, yourself, and a lot of employees, so how do you want to go ahead and bridge that gap?

How do you want to go ahead and make this company a great company to work for during the difficult time of the merger and after, as a combined company?

CARLY: Well, what do you think? I mean, rather than... no, no, I'm serious. I'm serious. What I'm asking is, you said it seems from a lot of other people's questions. What do you think?

[EMPLOYEE Q7 CONT.]: What I think is, first, make sure you, as a board of directors, don't think that you have all the truth.

CARLY: We don't.

[EMPLOYEE Q7 CONT.]: And make sure that you basically listen very carefully to all of the feedback. Like, for example, this person here talking about the cash versus something else. This is the way people basically perceive things. And perception is really, extremely important.

CARLY: No question. No question.

[EMPLOYEE Q7 CONT.]: So, I think, first, looking at that, and then, second, really making sure that all of those core values, like the employees and the value of the employees is really remaining as something really important in this company. I think when the merger was announced, the first thing that people saw here in the San Jose Mercury News was we're going to have like this synergy, and we're going to have a lot of job cuts, basically, the 15,000 magic number that was going out. So, basically, a lot of people, including people from here in Cupertino, the [inaudible] division, a lot of people thought, you know, I mean, this doesn't make sense. This is not HP any more. So I would like to have some of your perspective on this.

CARLY: So, first, I would never -- that's okay, you can sit down, unless you want to stand up -- I would never want to suggest that senior management or the board of directors has all of the answers to all of the questions. I would never want to suggest that.

But I do think that what we're trying to convey, not always perfectly, and it absolutely gets sometimes either perceived inappropriately or reported inappropriately. What we're absolutely trying to convey as candidly as we can, is all of the information that we used that we have to make the decision we made.

Because, in the end, what the board and management is doing is its job. It is a board and management's job to make the strategic decisions on behalf of a company. That's what we're paid to do. It is not my job to develop a product, nor would I know how to do it. And so I wouldn't go in and tell somebody else how to do it. We're trying to do our job and trying to be candid about the information we're using to do our job.

Secondly, I think one of the things that is unfortunate is the characterization that the board process somehow did not hear or debate all points of view. We heard and debated all points of view for two-and-a-half years. We heard and debated all points of view throughout the entire summer. We heard and debated all points of view, meaning all of the board of directors, all of the management team, all of our outside advisors, not [just] the board, [but] not the opinions of every single employee. We couldn't do that.

But to suggest, for someone to be suggesting now, that we didn't go through a deliberate debate is not an accurate reflection of the facts, and it's our duty to set the facts straight.

What was your last point? Because I wanted to come back and...

[EMPLOYEE Q7 CONT.]: How do you make this company a great company to work for?

CARLY: Yeah. Yeah. So, but something else was floating through my mind, something that you'd said earlier. Oh, 15,000. Thank you. Exactly. Thank you. Fifteen thousand people.

First of all, I absolutely understand why when people hear 15,000 people, they get concerned. Of course. Particularly on the heels of a workforce reduction. And, as I said earlier, layoffs should always be a last resort, not a first resort. But I think one of the things that we probably haven't conveyed well is that there is a big difference between looking at two companies and strategically taking 15,000 jobs out across two companies on a global basis over two years in a way that we control. You have to figure out a way to make money. Because without profitable businesses, you cannot preserve jobs. You cannot continue to make contributions to communities. You cannot continue to invest in R&D. It is fundamental. It is fundamental.

I mean, our NT business. It's not because people aren't doing a great job. People are doing the best job they can. That's not the point, but our NT business has been losing money for two-plus years. That's a fact. We've got to fix it.

Now, how do you build a company that employees can be proud of? You have to start with, the reason I go through all that, a healthy business is a foundation. It's not enough but it's a foundation, and if you can't build on the foundation of health, competitive, a competitive business that can make money and lead, then everything else, we're just kidding ourselves for the long term. We have to be able to grow. We have to be able to make money and that is the foundation upon which we build.

But, I think what it comes down to is, on the foundation of healthy businesses, we do have to practice the values. We have to have a business that allows people to bring their whole selves to work, that gives people an opportunity to contribute in real and exciting ways, that gives people an opportunity to learn and to develop and to grow, that gives people an opportunity to collaborate with others in a way that's fun, that treats people with respect.

All of those things have to continue to be a hallmark of this business, and all of those things take work every day. And every day, frankly, with this merger or without it, every day, there will be places where we come up short, and every day, there will be places where we do it well. So, it's one of those constant works in progress.

[EMPLOYEE Q8]: Hi, I'm [employee name]. I manage sales training. So I have a two-part question, but it's related, the two parts.

CARLY: You guys all should go to journalism school. You know, these two-part questions, three-part questions.

[EMPLOYEE Q8 CONT.]: And they're both about integration and execution. So, one is that you had mentioned early on that you want to keep the portfolio together, and I support that a hundred percent.

I'm in sales training. I'm trying to do solution selling training, right? But currently our metrics do not support solutions.

CARLY: Yes, you're right.

[EMPLOYEE Q8 CONT.]: Not just training. I mean, period.

CARLY: No, you're right. You're absolutely right.

[EMPLOYEE Q8 CONT.]: And so, I'm looking at the new divisions for the new company, and I'm saying, what are we going to do differently in metrics? To literally support solutions, for our sales folks, for our businesses, and not just measure by product.

And a related question is that, getting back to perception, I think, we talked about perception. I don't think that either HP or Compaq have traditionally been perceived at executing cultural integration very well. Maybe that's an understatement.

So, again, what are we going to do differently than we've done in the past? So they're both integration-related questions.

CARLY: Okay. So, on the first one, you're absolutely right. And so, one of the things we are doing literally right now in our integration team, we have a go-to-market integration team. And you will be pleased to know that many of the same people who've been engaged in building the go-to-market models for BCO, building the total customer experience process, sitting out in the regions are engaged in that, and we are, right now, in the process of designing the account planning process and the compensation process.

Because, fundamentally, in the end, solution selling is all about how you structure, how you plan to go after an account and how you get measured. Absolutely. And we have to, you know, pardon me for saying this so many times. It's all about the right balance, because solution selling is really important, and we can't have crummy products and not sell them against more focused competitors. So we've got to have a way of measuring both.

So, that's what we're in the process of trying to design right now, and, by the way, with respect to the go-to-market issues in particular, there will be a broader and broader set of people who are brought into that process. The reason it has been kept to a fairly narrow set of people to date is because, when we get into issues of facing customers, the regulators get especially nervous. And so we've had to keep those teams very tight.

I mean, one of the things we're finding when we put these two companies together is, we've both struggled with the same issues. From a different point of view, perhaps.

[EMPLOYEE Q8 CONT.]: [inaudible]

CARLY: Well, it's good news in the sense that there are a known number of alternatives. There are only so many ways you can fix the solution selling product. So, the good news is, based on our collective experience, we kind of know what all those options are, and so now we can weigh the pros and cons.

Your second question was around cultural integration. So, I mentioned earlier the cultural due diligence process that we're going through. One of the things you learn when you look at mergers, and I've looked at tons of them, is the ones that work

-- and there are ones that work. The ones that work have a couple of characteristics. One of them is, by the way, that they are bringing together two companies that are in the same businesses, which is what we're doing here. Other than imaging and printing, Compaq and HP are in the same businesses. Same product businesses, the same services businesses. We're in the same countries. We're doing the same stuff, basically.

But one of the second key lessons you learn, in addition to speed and program management and discipline and all those things is, you better deal with cultural integration with the same discipline as you deal with, as I said earlier, product line integration.

The cultural due diligence process that we've just concluded has given us a lot of data about what the cultures of these two companies are. And, by the way, the core values, the things that employees say matter to them, are the same in both companies.

I mean, if you talk to a Compaq employee, they will talk about respect for individuals and high esteem and integrity. They won't use exactly the same words, but they will end up in the same place, because those core values are timeless.

But you get to differences of style and habit, as I expressed earlier. Do we look to the past? Do we look to the future? Are we process oriented? Are we more decisive and speedy and command-and-control oriented? Out of that data, we have created what we're calling a gap-and-leverage analysis, and what that means is, so it's pretty data intensive.

But there are -- and we'll be sharing all this at the right time -- there are 15 key cultural attributes that we think represent, depending on your point of view, either the biggest gap or the biggest point of leverage between those two companies, and what we're engaged in, and it could be both.

You know, a simple silly example, except it's real, would be, we use voicemail. They use e-mail. I mean, some of you in the integration teams know. So, you know, we kind of fly by -- such as, didn't you get my e-mail? Or didn't you get my voicemail? But, we're talking about more substantive, obviously, distinctions than that.

And what we're doing now is building an action plan around each of those 15 attributes, on how is it that we close this gap or leverage this catalyzing effect, one way or another.

I indicated that we need more speed. Well, Compaq needs more process, and one of the things you'll find out, when you go into

Compaq and interview all these employees, we find out from the data is, they say, we need more process.

And so, they look at this as a leverage opportunity. Now, they also, by the way, really don't get all of those color handouts we use with tons of ink. You know, they kind of freak on that. So, like one of the habit differences we have is, you know, they're all using their PCs and we're handing out all this paper, and they say what are you doing? Ink, ink, color, ink. Now, they're starting to get it, you know? They're starting to hand them out, too, but anyway, that's a whole other...

But you know, those are silly examples, except that if you don't like talk about those openly, people can really fly past each other and get very frustrated and upset.

So, that's what we're doing right now is building those action plans around each of those 15 key levers, and we're using the experiences of the integration teams as a real important guide, because one of the things that's going on in the integration teams is, we're experimenting with and then systematizing techniques that tend to get people past the differences, or at least table the differences, quickly, so that folks understand why they may be missing each other. We use language in very different ways, in some cases.

I mean, we'll use a term and they'll use the same term, but it will mean different things. Well, that's okay, as long as you know that. Am I answering your question?

[EMPLOYEE Q8 CONT.]: Yes, you are.

CARLY: And this will be, by the way, this will be an ongoing process that goes on. It's not going to be done in a week or two. It's not going to be done in a month or two. It's going to take years. Just like the process of any cultural change takes years, and by the way, again, when I say cultural change, we're not talking about the core values.

You remember, any of you remember me quoting Darwin? Okay. I guess I'd better quote Darwin, so Darwin said, it is not the strongest of the species who survive nor the most intelligent, but those most adaptive to change. Well, you know what? That's true of companies, too.

Those most adaptive to change are the companies that survive, and so this change process, adapting, adapting, adapting, adapting, which is really what cultural change is all about. It's about adaptation. It's going to be an ongoing process. So, you'll hear and see a lot more about it. Whoa, that got all the hands in the air.

[EMPLOYEE Q9]: [Employee name], HP Services. We've been talking a lot about internal situations, what we need to do, etc. My concern is more on the customer side. We have a lot of internal focus on while it is our duty to go and make sure that everything that needs to happen with the customer happens well. What else are we doing as a company to insure that they don't feel we're too distracted doing internal stuff?

CARLY: Now, it's a great question. Well, first, based upon everything we see to date, we continue to execute well in front of customers. Certainly, that's true in services.

So, one way of testing it is to look at how are we performing in the market relative to our competition? And, to date, we continue to execute well there. A second way of paying attention to it, to put a little more granularity on it, is we made some assumptions. We were talking about assumption earlier.

We made some assumptions about revenue loss. We assumed, to be conservative, to be prudent, that we would lose some revenue in the transition. We hope we don't. We're going to task teams so that we don't, if possible, but we assumed we would, and we thought it was -- to provide all the facts to shareowners, we said, yeah, we're going to lose some revenue, and here's how much we're going to lose in each segment, and that revenue-loss assumptions, those were built up segment by segment, kind of a bottom-up approach. What do we think is likely to happen?

And so one of the things we've been doing is testing what's going on in the market versus those revenue-loss assumptions. Because if we started to see us doing much worse than those assumptions, that tells us something bad. Well, the truth is, we're doing much better than those assumptions, and so, that's another way. But, then of course, what it really comes down to, what it really comes down to is what a customer says. And that really comes down to, how are our people who talk to them every day, how are they executing with customers?

I mean, there's no substitute. I can call, I mean I talk to probably 10 or 15 customers a week. You know, just kind of check in. How `ya doing? How are we doing? And without exception -- that's not true, one exception. There was one exception where we lost a deal recently because the CEO was concerned that we might get distracted. He didn't see any distraction. I mean, I pushed him. He said, no, but I'm afraid you're going to get distracted.

But with that one exception, customers are telling us we're executing. They understand.

And, in the end, all customers care about is, are you going to get it done? Is it going to be good for me? And please don't take your eye off the ball at any time. So.

[EMPLOYEE Q9 CONT.]: So that was my question. Are we putting enough energy externally to make sure that, you know, after all, we're only here because our customers are out there?

CARLY: Well, certainly, that is clearly our intent. The management team -- really, it's Bob Wayman, the CFO, and myself -- who are out talking to investors. Everyone else is focused on customers and integration and running their business every day. It is a subject that we are all very sensitive to, and I guess I would make the offer to all of you -- those of you who touch customers every day -- the same offer I made in a worldwide sales call a couple of months ago that I keep reiterating.

If you have customer engagements where you believe customers need reassurance that we won't get distracted, recognizing that ultimately you'll have to deliver on that pledge in addition to me, all you've got to do is call. Because I've talked to a lot of customers on that subject over the last several months, and will continue to.

[EMPLOYEE Q10]: Hi, I'm [employee name], with corporate HP IT. So I want to say that IT is the business and I believe that, but that's not what my question is. I'm sure you've heard all the terminology around an elevator pitch, so if you got in an elevator in California, which would only be four floors, with an employee, what would you say in that one minute to convince them and to get their trust and to get their enthusiasm behind what HP is doing right now and keep them on board?

CARLY: Well, you know I'm going to punt, and the reason I'm going to punt is because that's one of your questions, you're damned if you do and damned if you don't. And the reason why I say that is, I have a lot of employees who say to me, you know what? I don't want the one-minute pitch because I don't believe it. It's too glib. It's too pat. It's more complicated than that. And it is.

I also think that ultimately as many employees as I have a conversation with, and I've had a lot, and I continue to have a lot more, and I appreciate you all engaging in this one.

In the end, actually, in addition to what I say, what's most impactful to all of you, is probably what you say to each other. What your friends say. What your co-workers say. Maybe what your immediate boss says. But, in the end, it's what you guys think and say to each other, more than it's what I say to you.

And so, I guess I would, in some ways, unfairly turn it around and say if this is something you believe in, then you need to think about how you convey that to others, because what you believe is important to others. It really is. It's important to the customers you interact with, it's important to your colleagues, it's important to your friends, and it's important to your families.

And just as no company can be a single person, this merger will not succeed, absolutely will not succeed, if I'm the only one who believes.

Now, we do a lot of surveys, a lot of employee groups, and we know -- because we pulse employees once a month through Web-based anonymous surveys, random -- we know where people's, generally, heads are, and [we believe] people generally are supportive and concerned. Concerned about what does 15,000 mean? Concerned about integration, concerned about a whole set of things that absolutely they should be concerned about. Those are real issues. And we shouldn't sweep them under the carpet.

But I guess one of the reasons I think we can and will execute this is because I do think the majority of employees are going to stay focused on what they need to do.

I will use that, though, as a segue to make a following last set of remarks, and maybe it's the one-minute pitch. Maybe it's not.

First, this is a company that, while it is unique, cannot escape the realities of the world in which we compete. We cannot escape the realities of the industry in which we are trying to compete, which is transforming in front of our eyes. We cannot escape the realities of competitive performance because no matter how unique we think we are, and we are in many ways, there are loads of companies out there just waiting to eat our lunch every single day. And that will never change.

So, every company, no matter how great its past, no matter how unique its capabilities, every company must navigate through the ocean it finds itself in, period. We might wish we were in the Pacific Ocean, when, in fact, we're in the Atlantic Ocean, but wishing doesn't make it so.

I think the second thing I would say is, this is all about, in my view, this is all about this company living up to its potential. It is all about this company being worthy of its legacy. And with all great respect to the people who built our legacy, the people who are going to build the future are here today. They are you, and they are all your colleagues around the world.

We could be, we could have smaller ambitions for this company, but those smaller ambitions would not be worthy of the name, the legacy, or the capabilities that this company has.

And I guess the last thing I would say is, we are prepared for this. Would we have been prepared a year ago? No. Would we have been prepared two years ago? Absolutely not.

But we are prepared for this today and we can do this. And we can do it based upon how we're integrating today, where we are at or ahead of every milestone we've laid out, and that's based on the 500 HP people and Compaq people who are sitting in there every day, working through the tough issues. I see heads nodding, because they're doing it.

And I can see it based on what we're doing in the marketplace every day and continuing to keep our eye on the ball and we're prepared because we have made tough choices and tough decisions that have meant pain and sacrifice but they have given us the capability to continue to compete and win.

And so that's what I think this is about. It's about building a company, and the process of building a company can never stop. Because the day you stop building is the day a company starts to fall behind. And that is reality from which we can never escape.

Thank you for coming. Thanks for asking the tough questions on behalf of all your colleagues. We continue to have what we call an issues log, where we take issues and questions from employees and continue to get more and more information out, so if there are additional issues, questions that you know have been stimulated by this conversation that you want to get to me or others, please do that, and we'll continue to keep the dialogue going, because we will do this together, and I think it's going to be incredibly exciting. It will also be hard. But most good journeys are.

Thanks very much.

[END]

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

                                    * * * * *